UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025.

Commission File Number 001-39038

EQUINOX GOLD CORP.
(Translation of registrant's name into English)

700 West Pender Street, Suite 1501, Vancouver, British Columbia, V6C 1G8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinox Gold Corp.

Date: August 7, 2025	By	/s/ Rhylin Bailie
Name: Rhylin Bailie
Title: VP Investor Relations

Index to Exhibits

Exhibit	Description

99.1	News Release dated August 7, 2025